EXHIBIT (e)

FOR IMMEDIATE RELEASE



           MAXXIM MEDICAL SIGNS MERGER AGREEMENT WITH STERILE CONCEPTS


         SUGAR LAND, Texas, June 10, 1996 -- Maxxim Medical, Inc. (NYSE:MAM) and Sterile Concepts Holdings, Inc. (NYSE:SYS) today jointly announced the signing of an Agreement of Merger. Under this Agreement, Maxxim will commence a formal tender offer to the shareholders of Sterile Concepts on or before June 14, 1996, wherein Maxxim will offer to purchase all outstanding shares of common stock of Sterile Concepts for $20 per share. The completion of the tender offer will be contingent on, among other conditions, receipt of appropriate regulatory approvals and the valid tender of more than two-thirds of the outstanding shares of common stock. Following successful completion of the tender offer, Maxxim is required, subject to certain conditions of the Merger Agreement, to merge Sterile Concepts with a subsidiary of Maxxim, resulting in the payment of $20 per share for any remaining outstanding shares of Sterile Concepts stock.


         "This merger will create a strong force in the medical supply market," commented Kenneth W. Davidson, Chairman, Chief Executive Officer and President of Maxxim Medical. "With the increasing consolidation in the provider side of the market and the formation of the new "super buying groups", it is extremely important for a supplier to be in a position to provide nationwide support on a large scale. The combination of Sterile Concepts with our Sterile Design custom procedure packs, together with our fluid management systems and protection products, would place Maxxim in just such a position."


         Paul J. Woo, Jr., President and Chief Executive Officer of Sterile Concepts, commented, "After thoroughly reviewing alternatives available to the company, we have concluded that combining our operations with Maxxim Medical would create an organization with the critical mass needed to effectively compete in the consolidating healthcare marketplace. This merger provides Sterile Concepts with the opportunity to join forces with a proven leader in the medical supply market."



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          Maxxim  will  finance  the  transaction   through   NationsBank.   The
transaction cost is estimated to be approximately $147 million, including the assumption of existing Sterile Concepts debt. Bear, Stearns & Co. advised Maxxim Medical and Wheat First Butcher Singer advised Sterile Concepts Holdings, Inc.


         Sterile Concepts is a leading provider of surgical and clinical custom procedure trays to hospitals and surgery centers in the United States. The Company is headquartered in Richmond, Virginia and has production facilities in Richmond, Temecula, CA and Minnetonka, MN.


         Maxxim Medical is a major, diversified medical products manufacturer and supplier.


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